UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbury Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 3rd Street North
(No. and Street)

Oakdale	Minnesota	55128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Schmidt (602) 262-3301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2901 N. Central Ave Suite 1200	Phoenix	AZ	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, David Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbury Financial, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer and Financial Operations Principal

Title

Notary Public

MELISSA MICHELE BEEBE
Notary Public - Arizona
Maricopa County
Commission # 566726
My Comm. Expires Jul 5, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODBURY FINANCIAL SERVICES, INC.
(SEC I.D. No. 8-13846)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS OF DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Woodbury Financial Services, Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)

Statement of Financial Condition

December 31, 2019

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Index
December 31, 2019

Deloitte.

Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Audit Committee of Woodbury Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2017.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2019

(In thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$ 19,815
Receivables from broker-dealers	3,556
Accounts and notes receivable	24,912
Receivables from registered representatives	703
Receivables from affiliates	1,335
Advisor loans from registered representatives, net of accumulated amortization and allowance for doubtful accounts of $12,750	2,884
Intangible assets, net of accumulated amortization of $6,092	15,356
Deferred tax assets	11,247
Other assets	1,872
Total assets	81,680

Liabilities and Stockholders' Equity

Commissions payable	18,157
Compensation payable	234
Deferred compensation payable	2,729
Accounts payable and accrued expenses	2,847
Payables to affiliates	467
Payables to broker-dealers	58
Income tax payable	712
Deferred income	1,076
Total liabilities	26,280

Commitments and contingencies (Note 11)

Stockholders' Equity

Common stock - $1 par value; 50,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	87,778
Accumulated deficit	(32,379)
Total stockholders' equity	55,400
Total liabilities and stockholders' equity	$ 81,680

The accompanying notes are an integral part of this financial statement.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

1. Organization and Description of the Company

Woodbury Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Advisor Group, Inc. ("Advisor Group"), and an indirect wholly-owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

On May 9, 2019, AGHI entered into an Agreement and Plan of Merger (the "Merger") with AG Parent Corp. (a wholly owned subsidiary of AG Artemis Holdings, L.P.), AG Merger Sub, Inc. and, and AG Merger Sub II, Inc. (each a wholly owned subsidiary of AG Parent Corp.), and AG Artemis Holdings, L.P. (an indirect partially owned subsidiary of Reverence Capital Partners LLC). Pursuant to this agreement, AG Merger Sub, Inc. and AG Merger Sub II, Inc. merged with and into AGHI, with AGHI surviving the merger as a wholly owned subsidiary of AG Parent Corp. On August 1, 2019 (the "Closing Date"), the parties consummated the transactions contemplated by the Merger. AG Parent Corp., a Delaware corporation, was formed for the purpose of effecting the Merger and had no operations of its own, except for costs incurred related to the Merger. As a result, AG Parent Corp. directly acquired AGHI and indirectly acquired AGHI's interests in certain subsidiaries and affiliates of AGHI, which include Advisor Group, four broker-dealers, including the Company, insurance agencies, and intermediate holding companies.

AG Parent Corp. accounted for the Merger as a business combination under the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at fair value with the remaining purchase price recorded as goodwill. The Merger resulted in a new basis of accounting for AGHI and its consolidated subsidiaries and affiliates, and in accordance with AG Parent Corp.'s election to apply pushdown accounting to AGHI, the impact of the Merger has been recognized in AGHI's consolidated financial statements.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued new guidance on the measurement of credit losses on financial instruments. The new guidance requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Additional disclosures will also be required regarding significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and it did not have a material impact on the Company's financial statement.

In August 2018, the FASB issued amended guidance on disclosure requirements for fair value measurement. The amendment removes or modifies certain required disclosures, and adds additional disclosures intended

3

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact a company's performance and cash flows. The new guidance is effective in fiscal years beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020 and the adoption had no impact on its financial statement and related disclosures.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued new guidance on leases. The new guidance will replace the current lease guidance. The new guidance requires that entities recognize the assets and liabilities associated with leases on the balance sheet and to disclose key information about leasing arrangements. The new guidance is effective in fiscal years beginning after December 15, 2018. The Company adopted the provisions of this new lease guidance on January 1, 2019.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Financial Instruments

The Company's financial instruments as of December 31, 2019 consist of cash and cash equivalents; securities owned; and receivables from and payables to third parties and affiliates. The carrying amounts of cash and receivables from and payables to third parties and affiliates approximate fair value due to their short-term nature.

In accordance with FASB Accounting Standards Codification ("ASC") 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. As of December 31, 2019, the Company had no

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

financial assets measured at fair value on a recurring basis.

Advisor Loans

Repayable loans consist of interest-bearing loans with maturities generally ranging from two to seven years. These loans are included in Advisor loans from registered representatives on the Statement of Financial Condition. An estimate of the amount where collection is doubtful is reserved.

The Company also makes loans or pays advances to registered representatives as part of its recruiting or retention processes. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) as and when the registered representative meets certain operating and gross dealer concession levels. Amortization expense is recorded on a straight-line basis over the stated life of the loan. If a registered representative separates from the Company, any remaining balance of the loan becomes immediately due and payable. Generally, these loans have historically become uncollectible after the registered representative has separated from the Company. Accordingly, it is reclassified as a repayable loan with a full allowance for doubtful account until all collection efforts are exhausted at which time any remaining balances will be written off. Recoveries, if any, are recognized when received.

Effective October 1, 2017 all new forgivable loans are recorded at Advisor Group. As the loans are amortized, amortization expense is charged to the Company by Advisor Group. The loans are funded by Advisor Group, which is also the counterparty on the executed loan agreement. If a registered representative separates from the Company, a repayable loan would be set up at Advisor Group. Bad debt from uncollectible balances or subsequent recoveries will be charged to the Company by Advisor Group.

Intangible Assets

The Statement of Financial Condition includes intangible assets from a prior acquisition representing expected economic benefits comprised of a non–compete agreement, a trade name, and acquired advisor relationships. These assets are being amortized over 2 to 16 years, per the economic benefits of each intangible asset. The non-compete agreement and trade names were recognized straight-line and the advisor relationship is recognized in a pattern consistent with the expected revenue to be earned by the Company through its advisor relationships.

On March 2, 2019 the Company and Advisor Group completed an asset purchase with Questar Capital Corporation, a Minnesota corporation, and Questar Assets Management, Inc., a Minnesota corporation (together, "Questar"), and acquired certain customer accounts associated with Questar, including the right to service these accounts serving as a platform for the affiliation of the associated independent registered representatives with the Company. Advisor Group transferred intangible assets to the Company, which include advisor relationships and non-compete agreements, and are deemed to have definite lives and are amortized straight-line over their useful lives of 14 and 2 years, respectively. Advisor Group recorded advisor loans and the related amortization is charged to the Company by Advisor Group.

These intangible assets are tested annually for impairment on October 31 and between annual tests if certain events occur indicating that the carrying amount may be impaired or that triggering events have been identified. When testing intangible assets for impairment, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment recognized in the year ended December 31, 2019.

Income Taxes

In preparing the financial statement, the Company estimates income tax expense based on various

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's Statement of Financial Condition in the period in which they occur.

The Company recognizes the tax effects of a position in the financial statement only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Leases

On January 1, 2019, the Company and Advisor Group adopted ASC Topic 842, Leases ("Topic 842"). Results for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting guidance, ASC Topic 840.

The Company and Advisor Group determine if an arrangement is a lease or contains a lease at inception. Advisor Group has operating leases for corporate offices and finance leases for equipment with remaining lease terms of 1 years to 10 years, some of which include options to extend the lease. For leases with renewal options, the lease term is extended to reflect renewal options Advisor Group is reasonably certain to exercise. These leases support the subsidiaries owned by Advisor Group including the Company and the related costs are allocated to the subsidiaries based on each entity's location for corporate offices and equipment.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As Advisor Group's leases do not provide an implicit rate, Advisor Group estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed,

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of probable loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; available insurance; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

3. Accounts and Notes Receivable

Accounts and notes receivable as of December 31, 2019 consist of the following:

(in thousands of dollars)

Commission revenue receivable	$ 16,625
Clearing credit revenues	3,038
Sponsor revenue receivable	4,962
Other	287
	$ 24,912

4. Advisor Loans

The following table presents our advisor loans as of December 31, 2019:

(in thousands of dollars)

Forgivable loans	$ 14,522
Accumulated amortization	(11,719)
Forgivable loans, net	2,803
Repayable loans	1,112
Allowance for doubtful accounts	(1,031)
Repayable loans, net	$ 81

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts for repayable loans:

(in thousands of dollars)

Beginning balance - January 1	$	624
Recoveries of amounts charged off		(616)
Provision for doubtful accounts		1,023
Ending balance - December 31	$	1,031

For the year ended December 31, 2019, forgivable loans of $25,211,000 were recorded by Advisor Group related to registered representatives of the Company.

5. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

(in thousands of dollars)

		Gross Carrying Amount		Accumulated Amortization		Intangible Assets, Net
Advisor relationships	$	18,773	$	(3,578)	$	15,195
Trade name		2,300		(2,300)		-
Non-compete agreements		375		(214)		161
Total intangible assets	$	21,448	$	(6,092)	$	15,356

As it relates to the Company's prior acquisition, as of December 31, 2019, the non-compete agreement and trade name are fully amortized, and the advisor relationships total $2,712,000, net of accumulated amortization of $5,188,000.

As it relates to the acquisition of Questar, Advisor Group paid $13,627,000 and transferred intangible assets of $13,548,000 to the Company. These intangible assets include advisor relationships and non-compete agreements, totaling $13,273,000 and $275,000, respectively, and as of December 31, 2019 total $12,483,000 and $161,000 respectively, net of accumulated amortization. Advisor Group recorded advisor loans of $79,000.

6. Related Party Transactions

Pursuant to an Expense Sharing Agreement dated January 1, 2017, among Advisor Group and its various affiliates, including the Company, Advisor Group provides administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and other affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. This agreement is reviewed annually by Advisor Group and its affiliates, and the

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

allocation of costs for services were updated effective January 1, 2019. The terms of the Expense Sharing Agreement may not necessarily be indicative of the terms that would have existed if the Company obtained similar services from other parties.

The payment, timing and amount of any dividends are subject to approval by the Board of Directors as well as net capital rules which provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

As of December 31, 2019, the Company had the following intercompany receivables and payables due to and from Advisor Group and its affiliates:

(In thousands of dollars)

	Due From	Due To
Royal Alliance Associates, Inc.	$ 38	$ -
FSC Securities Corporation	19	-
Sagepoint Financial Inc.	14	-
Advisor Group, Inc.	644	-
Advisor Group Holdings, Inc.	620	-
Vision 2020 - Wealth Management Corporation	-	(467)
	$ 1,335	$ (467)

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

7. Income Taxes

The following table presents the components of the net deferred tax assets / (liabilities):

(In thousands of dollars)

Deferred Tax Asset:	
Accrued legal fees	$ 588
Bad debts	254
Accrued Bonus	741
Intangibles	10,837
Total Deferred Tax Asset	12,420
Deferred Tax Liability:	
State Taxes	(481)
Advisor Loans	(208)
Deferred Compensation	(1)
Unearned Income	(4)
Prepaids	(462)
Contract Acquisition Costs	(17)
Total Deferred Tax Liability	(1,173)
Net Deferred Tax Asset/(Liabilities)	$ 11,247

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the Statement of Financial Condition. As of December 31, 2019, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. The tax years of 2016 to 2019 remain open to examination in the federal jurisdiction. The tax years of 2015 to 2019 remain open to examination in the state jurisdictions.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

8. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule,

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. As of December 31, 2019, the Company had net capital of approximately $9,244,000 which was approximately $8,994,000 in excess of the amount required.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

9. **Commitments and Contingencies**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. The Company also maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the applicable deductible under insurance coverage will be paid directly by the Company. As of December 31, 2019, the Company accrued approximately $2,164,000 for uninsured and insured legal and regulatory matters. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Clearing Broker-Dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to the Financial Statement
December 31, 2019

may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

10. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 27, 2020, which is the date the financial statement was available to be issued.